

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 12, 2017

David M. Maura
Chief Executive Officer
Mosaic Acquisition Corp.
375 Park Avenue
New York, NY 10152

**Re: Mosaic Acquisition Corp.
Registration Statement on Form S-1
Filed September 27, 2017
File No. 333-220667**

Dear Mr. Maura:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Income Tax Considerations

Consequences of Domestication, page 178

1. We note that you have amended your registration statement to disclose additional tax consequences to U.S. holders. Considering this disclosure and the other tax considerations discussed in this section, please provide a tax opinion consistent with Item 601(b)(8) of Regulation S-K, or tell us why you believe an opinion is not required.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products